BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

May 12, 2022

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Boxlight Corporation
Registration Statement on Form S-3
File No. 333-264809

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Boxlight Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-264809) (the “Registration Statement”) so that it may become effective at 4:00 p.m. Eastern Daylight Time on May 12, 2022, or as soon thereafter as reasonably practical.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BOXLIGHT CORPORATION

By:	/s/ Michael R. Pope
Name:	Michael R. Pope
Title:	Chief Executive Officer